

Advantage Oil & Gas Ltd. – News Release

Advantage Announces the Formation of a
Special Committee

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, February 26, 2013 – Advantage Oil & Gas Ltd. ("**Advantage**" or the "**Corporation**") announces that it has formed a special committee of independent directors (the "**Special Committee**") comprised of Mr. Steven Sharpe, as Chairman and Messrs. Stephen Balog and Ronald McIntosh, to oversee the strategic alternatives review process with the assistance of its advisors, FirstEnergy Capital Corp. and RBC Capital Markets. The Special Committee is working with its advisors to consider strategic alternatives that will enhance and maximize value for all shareholders.

The Special Committee's advisors are currently compiling information in respect of the Corporation to be provided to interested parties and to be placed in a virtual data room which will be created in connection with the process. This information will include Advantage's December 31, 2012 year-end independent reserve report, an updated independent reserve report to reflect wells drilled since December 31, 2012 and an updated independent Glacier resource assessment report that incorporates well results and core analysis completed by the Corporation. All of the reports are being prepared by Sproule Associates Limited and Advantage intends to press release the results of such reports as they become available.

Following the creation of a virtual data room and completion of the necessary informational materials, the advisors to the Special Committee will contact a broad spectrum of parties to solicit interest in a possible sale or other strategic transaction with the Corporation. The Corporation cautions that there are no assurances or guarantees that this process will result in an acceptable transaction.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory
The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "forecast", "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, expected benefits that could or may accrue to the Corporation from the strategic alternatives review process. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: failure to achieve the anticipated benefits from the strategic alternatives review process; the impact of general economic conditions; actions by governmental or regulatory authorities; changes in commodity prices, currency exchange rates, interest rates capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events and liabilities from the exploration for, and the operation and development of, oil and gas properties; changes or fluctuations in production levels; stock market volatility and volatility in market prices for oil and natural gas; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; obtaining required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities. With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, among other things: conditions in general economic and financial markets; commodity prices; effects of regulation by governmental agencies; future exchange rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; and the impact of increasing competition. These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.